Commission File No. 001-31403

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

TRANSITION REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Transition Period from July 1, 2005 to January 13, 2006

PEPCO HOLDINGS, INC.
RETIREMENT SAVINGS PLAN FOR MANAGEMENT EMPLOYEES
(Full title of plan)

PEPCO HOLDINGS, INC.
(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.
WASHINGTON, D. C. 20068
(Address of principal executive office)

Pepco Holdings, Inc.

Retirement Savings Plan for Management Employees

**Financial Statements as of January 13, 2006 and June 30, 2005
and for the period July 1, 2005 to January 13, 2006**

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Financial Statements
For the period July 1, 2005 to January 13, 2006
and June 30, 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Pepco Holdings, Inc. Retirement Savings Plan for
Management Employees

We have audited the accompanying statement of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (the Plan), as of January 13, 2006, and the related statement of changes in net assets available for benefits for the period July 1, 2005 to January 13, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 13, 2006, and the changes in its net assets available for benefits for the period July 1, 2005 to January 13, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus LLP

Washington, DC
July 27, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Board of the
Pepco Holdings, Inc. Retirement Savings Plan for Management Employees:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees (the "Plan") at June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Washington, DC
July 27, 2006

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Statements of Net Assets Available for Benefits

As of:	January 13, 2006		June 30, 2005
Investments:			
Interest in Pepco Retirement Savings Plan Master Trust	$ -	$	223,663,486
Loans to Participants	-		7,844,087
Net Assets Available for Benefits	$ -	$	231,507,573

The accompanying notes are an integral part of these financial statements.


Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Statement of Changes in Net Assets Available for Benefits
For the Period July 1, 2005 to January 13, 2006


Additions:

    Contributions:

Employer	$	1,971,232
Participants		5,054,977
Total Contributions		7,026,209

    Investment Income:

Interest in the Net Investment Income in the Pepco Retirement Savings Plan Master Trust	11,766,074
Total Net Investment Income	11,766,074
Total Additions	18,792,283

Deductions:

Distributions to Participants and Beneficiaries	17,550,082
Brokerage and Investment Management Fees	15,522
Total Deductions	17,565,604
Net Increase Prior to Plan Merger Transfers	1,226,679
Plan Merger Transfers	(232,734,252)
Net Decrease	(231,507,573)
Net Assets Available for Benefits at Beginning of Period	231,507,573
Net Assets Available for Benefits at End of Period	$ -

The accompanying notes are an integral part of these financial statements.


4


Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

NOTE 1 - General Description of Plan

The following description of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Pepco Holdings, Inc. Retirement Savings Plan for Management Employees (the "Plan") is a defined contribution employee benefit plan established by Potomac Electric Power Company (the "Company" or "Pepco") effective July 1, 1981. The Plan permits participation by full-time management employees of the Company and its subsidiaries at date of employment. Effective January 1, 2005, the Company began to make matching contribution upon employees participation in the Plan, prior to that date no matching contribution was made until the employees completed one year of service. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

As of January 1, 2005, participants are 100% vested and have a nonforfeitable interest, in their own contributions, and in the Pepco Holdings, Inc. ("PHI") Company matching contributions, including any earnings or losses thereon. This includes contributions made prior to and after January 1, 2005. The Plan allows participants to diversify their vested Company Matching Contributions regardless of age or years of participation in the Plan.

Plan Merger - Effective January 13, 2006

In August 2005, an amendment was approved to merge the Plan and three other existing PHI Savings Plans, into a single Plan with Vanguard as the trustee and recordkeeper. In October 2005, amendments were approved to structure the plans with a single Master Plan and five sub plans (Management, Local 1900, Local 1238, Local 1307, Local 210 and Local 210-5).

In connection with this change, effective January 13, 2006, all assets in the Plan were merged into the Pepco Holdings, Inc. Retirement Savings Plan and transferred to the newly appointed Trustee and are reflected on the Statement of Changes in Net Assets Available for Benefits as Plan Merger Transfers.

Designation of Trustee:

The Plan's Trustee is Fidelity Management Trust Company ("Fidelity") of Boston, MA. The Plan's investments are held in a trust account at Fidelity and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust ("the Trust"). The Trust also includes the investment assets of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees.

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

Designation of Recordkeeper:

Fidelity Investments Institutional Operations Company serves as the Plan's recordkeeper.

Contributions and Investment Elections:

Each participant may elect to contribute, through payroll redirection or deductions, from 1% to 6% (basic contribution), in multiples of 1%, of their annual rate of salary as basic contributions to the Plan. Participants making the maximum 6% basic contribution may elect to contribute an additional 1% to 44% of their annual rate of salary, in multiples of 1%, as supplemental contributions to the Plan. Participants may contribute savings under the Cash or Deferred Arrangement ("CODA") within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended, up to a maximum of $14,000 per calendar year (effective January 1, 2005) and/or after-tax ("Thrift") elections. The maximum for calendar year 2006, beginning January 1, 2006, was $15,000. In addition, catch-up contributions are allowed to participants who are at least 50 years of age by the end of the calendar year and have contributed the lesser of Plan or statutory maximums to the Plan. In accordance with The Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan allows additional catch up pre-tax contributions of up to $4,000 in 2005 and $5,000 in 2006.

The sum of the elected percentages for CODA and Thrift contributions and the Company matching contributions may not exceed 50% of a participant's annual salary. A participant is prohibited from making elective contributions to the Plan for one year following a hardship withdrawal. Eligible rollover contributions are permitted from other employer-sponsored plans.

The Company contributes to the Plan by matching the participant's basic (first 6%) contributions. The Company contributes either cash, which is used exclusively for the purchase of Company common stock in a timely manner after date of receipt, or Company common stock. Effective January 1, 2005 the Company matches 100% of the first 3% employee contribution, and 50% of the next 3% employee contribution. Participants' supplemental contributions are not matched by the Company.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings (losses), and charged with an allocation of certain administration expenses. Allocations are based on participant earnings or account balances, as defined in the Pepco Retirement Savings Plan Master Trust ("Master Trust") Agreement.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment funds. The available investment funds are the Pepco Holdings Stock Fund, a Stable Value Fund and a variety of mutual funds of the following asset type: Income, Balanced, Growth & Income, Growth, International and Asset Allocation.

The investment options were selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept.

Effective July 1, 1998, the U.S. Savings Bond Fund was closed to any new contributions to the fund.

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

Participants can transfer all or part of their contribution balance and related earnings in any fund to any other fund with the exception of the U.S. Savings Bond Fund. Participants may change the allocation of their future contributions among the funds at any time.

Distributions and Withdrawals:

Participants who are eligible to retire under the Company's General Retirement Plan may elect to have their Savings Plan balances remain in the Plan and have their balances paid to them annually over a period of ten years or their projected life expectancy (or joint life expectancy of the employee and spouse). Consistent with IRS regulations, there are mandatory distributions after age 70-1/2.

Distributions from the Pepco Holdings Stock Fund are made in shares of Company common stock unless the participant elects to receive cash. Savings bonds purchased with CODA or Thrift contributions are reinvested at maturity and can only be withdrawn from the Plan upon termination of employment or attainment of age 59 1/2. U.S. Savings Bond Funds are distributed in cash or bonds as elected by the employee. Distributions from any of the other Plan funds are made in cash.

Loan to Participants:

Loans are available to participants from amounts attributable to CODA contributions, subject to U.S. Department of Labor and Internal Revenue Service (the "IRS") limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. The number and amount of loans allowed to a participant are restricted by the Plan and are consistent with IRS regulations. A participant can have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence. The prevailing prime rate is applied as the interest rate for the loan. Loan repayments are made through payroll deductions. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made for a period of three months, the loan is in default and is converted to a distribution. A one time per loan fee of $50 is deducted from the participant's account with Fidelity at the time of distribution.

Plan Administration and Termination:

The Plan is administered by an Administrative Board which is appointed by the Company's Chief Executive Officer. All contributions to the Plan are held in trust by Fidelity, the Plan Trustee, for the exclusive benefit of the participants. The Company generally pays the Trustee fees and other administrative expenses of the Plan, while the participant pays the brokerage fees, investment management fees and other investment transaction costs.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government.

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time.

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

NOTE 2 - Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents in the statement of changes in net assets available for benefits the Plan's interest in the net investment income (loss) in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those Master Trust investments.

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at net asset value of shares held by the Master Trust at year end. Company common stock held in the Pepco Holdings Stock Fund ("the Stock Fund") is valued at fair market value, measured by the current quoted market price. Participants' holdings in the Stock Fund are represented by units in the Stock Fund and does not represent direct ownership of PHI common shares, the value of which was zero and $8.12 per unit at January 13, 2006 and June 30, 2005, respectively, versus PHI common stock, which was valued at $23.03 and $23.94 per share at January 13, 2006 and June 30, 2005, respectively.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest on interest bearing cash, participant loans, and money market accounts is recorded when earned. Participants have an option to receive the dividends in cash or reinvest those dividends in the PHI Stock Fund.

United States Savings Bonds, Series EE, which were purchased prior to July 1, 1998 by the Trustee on behalf of those participants electing to invest through the U.S. Savings Bonds Fund, are reported at original cost, which approximates fair value.

Loans to participants are valued at cost, which approximates fair market value.

Benefit payments to participants are recorded when paid.

Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company ("FIIOC"). FIIOC is affiliated with the Fidelity Management Trust Company who is the Plan's trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest.

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

Fees paid by the Plan for the investment management services amounted to $15,522 and $20,797 for the period ended January 13, 2006 and the year ended June 30, 2005, respectively.

The Company as Plan sponsor is a related party. At January 13, 2006 and June 30, 2005, the Plan held an investment of zero and 2,771,896 shares of Pepco Holdings, Inc. common stock, respectively. These shares represented zero and 8,325,187 units of the Pepco Holdings Stock Fund at January 13, 2006 and June 30, 2005, respectively. The fair market value of the common stock at January 13, 2006 and June 30, 2005 was zero and $67,600,516, respectively. Purchases of $4,879,001 and $8,916,316 and sales of $7,161,059 and $12,001,076 of Company common stock were made during the periods ended January 13, 2006 and June 30, 2005, respectively.

NOTE 3 - Tax Status of the Plan

The IRS has determined, most recently in December 2003, that the Plan is a qualified employee benefit plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

NOTE 4 - Assets Held in a Master Trust at Fidelity Management Trust Company

At January 13, 2006 and June 30, 2005, the Plan's specific interest in the Trust as a percentage of total assets of the Trust was zero and 67.4%, respectively. Contributions, benefit payments and investment income are specifically allocated to the appropriate participating plan on a daily basis as applicable.

The following table represents the assets held by the Master Trust along with the related investment income:

	January 13, 2006	June 30, 2005
Investments:		
Interest Bearing Cash	$ -	$ 2,354,516
Interest in Common/Collective Trusts	-	90,272,118
Pepco Holdings Stock Fund	-	105,493,180
Interest in Registered Investment Companies	-	133,627,622
Net Assets in the Master Trust	$ -	$ 331,747,436

Net Master Trust Investment Income For the Period July 1, 2005 to January 13, 2006:

Interest	$ 39,797
Dividends	2,018,095
Net Appreciation (Depreciation) on the Fair Value of Investments:	
Pepco Holdings Stock Fund	(3,876,965)
Common Collective Trusts	2,525,364
Interest in Registered Investment Companies	15,304,817
Net Master Trust Investment Income	$ 16,011,108

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

NOTE 5 - Information About Non-Participant Directed Investments Relating to the Pepco Holdings Stock Fund for the Savings Plan for Management Employees

	January 13, 2006	June 30, 2005
Investments:		
Pepco Holdings Stock, Inc. Common	$ -	$ 66,359,201
Cash	-	1,241,315
Total Pepco Holdings Stock Fund	$ -	$ 67,600,516

Note: The Plan does not separately account for participant and non-participant directed investments in the Pepco Holdings Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

NOTE 5 - Continued

Significant components of the Plan's Changes in Net Assets relating to the Pepco Holdings Stock Fund for the period July 1, 2005 to January 13, 2006 are as follows:

Contributions:

Employer	$	1,909,878
Participants		451,095
Total Contributions		2,360,973

Investment Income:

Dividends on Pepco Holdings Stock Fund Units	1,303,042
Interest	22,475
Net Depreciation on Pepco Holdings Stock Fund Units	(2,472,954)
Net Investment Loss	(1,147,437)
Distributions to Participants and Beneficiaries	(4,490,674)
Brokerage and Investment Management Fees	(7,070)
Net Transfers to other Plans investment options	(1,539,418)
Transfer To Another Plan	(62,776,890)
Net Decrease	(67,600,516)
Net Assets Available for Benefits at Beginning of Period	67,600,516
Net Assets Available for Benefits at End of Period	$ -

Note: The Plan does not separately account for participant and non-participant directed investments in the Pepco Holdings Stock Fund, therefore, the information presented includes both participant and non-participant directed balances.

Pepco Holdings, Inc.
Retirement Savings Plan for Management Employees
Notes to Financial Statements
As of January 13, 2006 and
For the Period July 1, 2005 to January 13, 2006

NOTE 6 - Investments Greater Than 5% of Net Assets

The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	January 13, 2006	June 30, 2005
Interest in Pepco Retirement Savings Plan Master Trust	$ -	$ 223,663,486

Exhibits:

Exhibit 23.1   Consent of Independent Registered Public Accounting Firm - Filed herewith.

Exhibit 23.2   Consent of Independent Registered Public Accounting Firm - Filed herewith.

<u>SIGNATURE</u>

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


PEPCO HOLDINGS, INC. RETIREMENT SAVINGS
PLAN FOR MANAGEMENT EMPLOYEES


By: /s/   Dennis R. Wraase
              Dennis R. Wraase, Chairman
              Administrative Board

Date: July 27, 2006

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Pepco Holdings, Inc. on Form S-8 (File No. 333-131371) of our report dated July 27, 2006 relating to the statement of net assets available for benefits as of January 13, 2006, and the statement of changes in net assets available for benefits for the period July 1, 2005 to January 13, 2006 which report appears in the January 13, 2006 transition report on Form 11-K of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees.

/s/ Mitchell & Titus LLP

Washington, DC
July 27, 2006

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-131371) of Pepco Holdings, Inc. of our report dated July 27, 2006 relating to the financial statements of the Pepco Holdings, Inc. Retirement Savings Plan for Management Employees, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Washington, DC
July 27, 2006